UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2014

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS CONSOLIDATED OPERATING INCOME OF US$235 MILLION FOR FOURTH QUARTER OF 2013.

Santiago, Chile, March 17, 2014 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM33), the leading airline group in Latin America, announced today its consolidated financial results for the fourth quarter ended December 31, 2013. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 2.27 per USD.

HIGHLIGHTS

•	LATAM Airlines Group reported operating income of US$234.9 million for fourth quarter 2013, a 166% increase compared to the US$88.3 million operating income in fourth quarter 2012. Operating margin reached 6.9%, an increase of 4.4 points compared to 2.5% in 2012. This strong expansion in margins was driven by significant improvement in the financial results of the domestic Brazil operations and the rationalization of international passenger operations, as well as the continued progress of the integration process, synergy and efficiency initiatives.

•	During the fourth quarter of the year, and in line with the capacity cuts we had anticipated, we strongly decreased our total capacity as measured in ASKs by 4.5% as compared to the same period in 2012. This capacity rationalization was mainly a result of a strong decrease in capacity in our international network, which decreased by 6.5% as compared to the same period in 2012; and the continued rationalization of our domestic Brazil operations.

•	For full year 2013, LATAM reported operating income of US$643.9 million, a 605% increase compared to the US$91.4 million in full year 2012 (pro forma). Operating margin reached 4.9% an increase of 4.2 points compared to 0.7% in 2012, in line with the guidance provided by the Company.

•	After a process of reviewing its post-merger fleet plan and fleet requirements, during the second semester of 2013 LATAM decided to undertake a broad fleet restructuring plan with the aim of reducing the number of models operated, phasing out less efficient models and allocating aircraft best suited to each one of its markets. As a result, beginning in the fourth quarter of 2013 and for approximately the next thirty months, the Company will phase out all of its A330s, A340s, B737s and Q400 and Q200s. During the fourth quarter of 2013 this process has generated non-recurring costs of US17.5 million resulting from penalties related to anticipated redeliveries and other redelivery expenses. For the full year, these costs reached US$ 29 million. Excluding these non-recurring costs, LATAM’s operating margin reaches 7.4% for the fourth quarter 2013 and 5.1% for the full year 2013.

•	For fourth quarter 2013, LATAM reported a net loss of US$46.1 million, compared to a net loss of US$69.8 million for the same period 2012, mainly due to a foreign exchange loss of US$142.6 million mostly recognized at TAM as a result of the devaluation of the Brazilian real during the quarter. The Company continues working to largely mitigate the exposure to the Brazilian real in TAM’s balance sheet by June 2014.

•	TAM continues to make significant improvements in the financial results of the domestic Brazil passenger operations, maintaining capacity discipline with a 6.0% reduction in ASKs during the fourth quarter 2013 as compared to the fourth quarter 2012. Improved market segmentation and revenue management practices have resulted in increased yields and healthy load factor of 81.6%. This has led to a significant increase of 11.3% in revenue per ASK (“RASK”) as measured in Brazilian reais.

LATAM Airlines Group S.A. 4Q13

•	LATAM continues to see positive results from our strategy of rationalizing international passenger capacity both in Brazil and the Spanish speaking countries, with a significant increase in revenue per ASK. Capacity on international routes decreased 6.5%, while traffic increased by 0.8% resulting in a load factor of 84.3%, a 6.1 percentage points increase as compared to the fourth quarter of 2012. Additionally, we received the approval from Brazilian authorities to better allocate passenger slots at São Paulo Guarulhos airport, which is a key milestone in the development of Guarulhos Airport as our main hub for regional and long haul traffic in South America.

•	On January 10, 2014, LATAM Airlines Group successfully concluded its capital increase, raising US$940.5 million. The placement price was US$15.17 per share. With this, the company achieved significant progress in an important and strategic process that seeks to strengthen the balance sheet and financial position of LATAM through reducing leverage and improving liquidity.

•	Starting this quarter the company will publish quarterly revenue per ASK figures for its main passenger business units.

MANAGEMENT DISCUSSION AND ANALYSIS OF FOURTH QUARTER 2013 RESULTS

During the fourth quarter of 2013, LATAM showed the capacity cuts we had anticipated in previous quarters, with strong capacity reductions in our international operations and continued capacity rationalization in the domestic Brazilian market. Despite the positive outcome we expect from this capacity rationalization strategy, which has already resulted in increased revenues per ASK, these reductions currently imply higher unit costs as we adapt our cost structure to a smaller operation.

Additionally, the Company has accelerated its fleet restructuring plan in order to phase out our older aircraft and incorporate new technologies and larger aircraft models. This has led to anticipated redeliveries of certain aircraft, all of which generated approximately US$29 million in non-recurring costs during 2013. These initiatives are part of a long term strategy which we believe is key in order to have a cost efficient operation, increasing LATAM’s competitiveness in the long term.

LATAM reported a net loss of US$ 46.1 million in the fourth quarter 2013 compared to a net loss of US$ 69.8 million in the fourth quarter of 2012. Net income in the quarter was affected by a foreign exchange loss of US$142.6 mainly resulting from the 6.5% depreciation of the Brazilian real between September 2013 and December 2013. Operating income in the fourth quarter of 2013 reached US$234.9 million, a 166.1% increase compared to an operating income of US$88.3 in the fourth quarter of 2012. Operating margin reached 6.9%, which represents an improvement of 4.4 percentage points when compared to the same period in 2012.

Total revenues in the fourth quarter 2013 reached US$3,397.5 million compared to US$3,470.5 million in fourth quarter 2012. The decrease of 2.1% is a result of a 0.8% decrease in passenger revenues and a 10.8% decrease in cargo revenues, partially offset by a 10.3% increase in other revenues. These variations include the negative impact of the 10.6% average depreciation of the Brazilian real in the fourth quarter 2013 as compared to the fourth quarter 2012 on revenues denominated in that currency. Passenger and cargo revenues accounted for 83.5% and 14.1% of total revenues, respectively, in fourth quarter 2013.

Passenger revenues decreased 0.8% during the quarter as a result of a strong decrease of 4.5% in capacity due to our initiatives in Brazil and in our international operations, as well as a 1.0% decrease in yields as compared to the fourth quarter of 2012. Passenger traffic during the quarter reached a slight growth of 0.2%, with load factors reaching 82.6%, 3.9 percentage points higher than same period 2012. Overall, RASK increased 3.9% as compared to fourth quarter 2012, including the effect of the devaluation of the Brazilian real on revenues denominated in that currency during the fourth quarter 2013.

LATAM Airlines Group S.A. 4Q13

The revenues per ASK for LATAM’s main passenger business units are shown in the table below.

	For the three month period ended			For the 12 month period ended
	December 31			December 31
	2013	2012	% Change	2013	2012	% Change
Revenues per ASK (US cents)
Domestic Spanish Speaking Countries (SSC)	9.8	10.3	-5.5%	9.6	10.2	-5.7%
Domestic Brazil	9.4	9.2	2.0%	9.2	8.8	4.1%
International	8.0	7.5	7.0%	7.9	7.9	0.2%

Total RASK	8.6	8.3	3.9%	8.4	8.3	0.8%

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues.

During the fourth quarter 2013, the domestic operations of the Company’s Spanish speaking countries (SSC) continued to show strong traffic growth. Passenger traffic growth during the quarter reached 8.9%, while passenger capacity as measured in ASKs grew 6.1%, which led to load factors of 80.3%, 2.0 percentage points higher than 2012. Nevertheless, pressure on yields in the domestic markets have resulted in a 5.5% decline in revenue per ASK.

In the domestic Brazil passenger operations, having already achieved healthy load factors, capacity reduction during the second half of the year has been more moderate than the first half of 2013. During the fourth quarter, load factors increased by 1.4 percentage points when compared to fourth quarter 2012, reaching 81.0%. This was a result of 6.0% lower capacity and 4.3% lower traffic as compared to same period 2012. Accordingly, RASK as measured in BRL increased by 11.3%, mainly driven by a yield expansion in US dollars, despite the 10.6% depreciation of the BRL as compared to the same period in 2012. As a result, and together with continued efficiency initiatives in this market, we are seeing substantial improvements in our financial results in the Brazilian domestic operations.

During the fourth quarter 2013, we strongly rationalized our passenger capacity in our international operations, mainly in flights from Rio de Janeiro to Europe, responding to the still week European market. International passenger capacity measured in ASKs decreased by 6.5% in the quarter, while traffic increased by 0.8% resulting in a load factor of 84.3%, a 6.1 percentage points increase as compared to the fourth quarter of 2012. Revenues per ASK in our international operations strongly increased by 7.0% in the quarter as compared to the fourth quarter of 2012 mainly as a result of capacity rationalization and the consolidation of Guarulhos Airport as main hub for regional and long haul traffic in South America.

Cargo revenues decreased 10.8% during fourth quarter of 2013 as a result of a 4.0% decrease in cargo traffic and a 7.1% decline in yields, as cargo trends continue being weak and competitive pressures from regional and international cargo carriers persist. Additionally, the decline in yields reflects the negative impact of the 10.6% depreciation of the Brazilian real during the fourth quarter 2013 on cargo revenues in the Brazilian domestic market.

The Company continues with a rational and disciplined approach toward freighter capacity utilization, in line with a still challenging and competitive scenario in Latin American cargo markets, while focused in maximizing the belly utilization of the Company’s passenger fleet. During the month of November, we grounded for redelivery one B767F aircraft, thus reducing our cargo capacity by 6.2% during the fourth quarter of 2013 as compared to the same quarter of 2012. Cargo load factors increased by 1.4 percentage points, reaching 61.9% in the quarter.

Other revenues increased by 10.3%, amounting to US$81.4 million during the fourth quarter 2013. This increase was mainly explained by increased revenues from Multiplus resulting from breakage and non-air redemptions.

LATAM Airlines Group S.A. 4Q13

Total operating expenses in the fourth quarter 2013 reached US$3,162.7 million, a 6.5% reduction as compared to operating expenses in the fourth quarter of 2012, leading to a 0.6% decline in cost per ASK equivalent (including net financial expenses). The reduction in costs reflects a 7.0% decline in the average fuel price paid per gallon including hedge and headcount reductions in Brazil which took place during the third quarter of 2013, as well as the positive impact of the depreciation of the Brazilian real on certain cost items. Excluding fuel, cost per ASK equivalent showed an increase of 3.7%, resulting from the 5.1% decrease in ASK-equivalents and the non-recurring costs of the fleet rationalization, as we rationalize our international operations, Brazil domestic operations and cargo operations. Changes in operating expenses were mainly due to the following:

•	Wages and benefits decreased 4.9% driven by the positive impact of a 10.6% average depreciation of the Brazilian real during the quarter as compared to the fourth quarter 2012 in wages denominated in that currency, as well as the 1.0% decrease in average headcount mainly coming from the reductions in TAM effected during the third quarter of 2013.

•	Fuel costs decreased 13.2% mainly driven by a 6.7% decrease in fuel gallons consumed, in line with the Company’s fuel efficiency programs and an increasingly fuel efficient fleet, as well as a 6.2% decrease in the average fuel price per gallon. In addition, the Company recognized a US$4.5 million fuel hedge gain, compared to a US$5.4 million fuel hedge loss in the fourth quarter of 2012.

•	Commissions to agents increased 38.8% due to accounting adjustments in the fourth quarter 2012, which resulted in the recognition of approximately US$18 million in lower commissions. Excluding this effect, commissions increased by 14.1% as a result of higher incentives at TAM resulting from different campaigns carried out during the last months of the year, which increased sales in Brazil.

•	Depreciation and amortization decreased 9.5% as a result of the sale of 17 aircraft during the last 12 months and the 10.6% depreciation of the Brazilian currency during the quarter as compared to the fourth quarter 2012, partially offset by the incorporation of 24 aircraft under financial leases in 2013.

•	Other rental and landing fees decreased 5.2% mainly due to lower aeronautical rates and handling fees.

•	Passenger service expenses increased 0.6% mainly due to a slight increase in passengers transported and an increase in passenger compensations.

•	Aircraft rentals increased 9.4% as a result of the addition of 20 aircraft under operating leases over the past 12 months, partially offset by the return of 15 leased aircraft during that same period.

•	Maintenance expenses increased 29.1% mainly impacted by costs related to redeliveries which accounted to approximately US$ 19 million, as well as an increase in fixed costs resulting from higher transport and fuel costs for machinery.

•	Other operating expenses decreased 10.5% mainly due to lower professional and legal advises.

Non-operating results

•	Interest income increased from US$15.9 million in fourth quarter 2012 to US$21.1 million in fourth quarter 2013, due to a higher cash balance during the quarter.

•	Interest expense increased from US$108.9 million in fourth quarter 2012 to US$122.3 million in same quarter 2013, due to our new debt profile, which includes the securitized bond issued in November 2013.

•	Under Other income (expense), the Company recorded a US$142.6 million loss, mainly due to a foreign exchange loss at TAM as a result of the 6.5% depreciation of the Brazilian real between September 30, 2013 and December 31, 2013. This compares to a US$54.2 million loss in the fourth quarter 2012, which included a US$ 11.3 million foreign exchange loss. Additionally, during the fourth quarter of 2012, the Company recorded a US$52.7 million one-time loss related to aircraft sales and redelivery costs.

LATAM Airlines Group S.A. 4Q13

FINANCING AND LIQUIDITY

Over the past year, LATAM has successfully completed the restructuring of its balance sheet, which showed significant leverage as a result of the merger between LAN and TAM in 2012. LATAM has significantly improved its leverage ratio (adjusted net debt / EBITDAR) to 4.9x in December 2013, down from 7.2x in December 2012. The Company has also improved its liquidity position. As of December 31, 2013, LATAM Airlines Group cash liquidity represents approximately 19% of 2013 revenues. The target for 2014 is to maintain cash liquidity at approximately 15%. On December 19, 2013, LATAM Airlines Group announced the completion of the preemptive rights offering of 62,000,000 primary shares at a price of US$15.17 per share. During the preemptive rights period, 51.7 million shares were subscribed, generating proceeds of approximately US$ 784 million. The 10.3 million shares that remained unsubscribed were offered to the market through an auction that took place on January 10, 2014 at the same price of US$15.17 per share, generating proceeds of $156 million. In total, the Company raised US$940.5 million in proceeds from the rights offering, which has been used to repay short-term debt and improve our liquidity position.

At the end of the fourth quarter 2013, LATAM reported US$ 2,532.2 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. In addition, as of December 31, 2013, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$825 million, US$539 million of which were funded directly by LATAM. Furthermore, as of December 2013, LATAM Airlines Group had US$185 million in committed credit lines with Chilean and international banks.

Since the completion of the business combination with TAM, fleet deliveries for LAN and TAM are being incorporated at LATAM Airlines Group. The focus of LATAM in terms of fleet financing will be a combination of ECA-supported transactions in both loan and bond formats, sale & leaseback transactions and commercial financing including senior and junior debt and tax-based structures. The typical tenor for these financings is twelve years.

One of the objectives of LATAM Airlines Group is to reduce the volatility in the financial results and on the cash flow caused by external factors such as foreign exchange rate and fuel price fluctuations. In order to mitigate the impact of exchange rate variations as a result of the imbalance of TAM’s balance sheet accounts between assets denominated in Brazilian reais and liabilities denominated in US dollars, LATAM is in the process of moving the TAM aircraft and related debt to the LATAM balance sheet, which has the US dollar as its functional currency. In addition, most aircraft delivered after June 22, 2012 have been financed by LATAM Airlines Group, irrespective of whether the aircraft is to be operated by TAM or by LAN. As of December 31, 2013, LATAM has reduced the exposure to the Brazilian real on TAM’s balance sheet from US$4.1 billion on June 30, 2012 to US$2.0 billion, and expects to reduce this exposure to approximately US$0.5 billion by June 2014.

The volatility caused by exchange rate variations on the cash flows of TAM are expected to be partially mitigated over time as a result of the natural hedge provided by the diversified nature of the cash flows of LATAM Airlines Group. In addition, in October 2013 the company implemented a hedging program to partially mitigate the impact of exchange rate variations on the net Brazilian reais exposure of TAM’s cash flows. The company has hedged approximately 55% of its estimated total net Brazilian real monthly exposure for 2014 through foreign exchange swaps at an average rate of BRL/USD 2.30.

In relation to the fuel exposure, all hedging activities are defined by LATAM Airlines Group. The Company aims to offset the impact of fuel price fluctuations through fuel surcharges in both passenger and cargo operations. LATAM has hedged approximately 56% of its estimated fuel consumption for the first quarter of 2014, 51% of its average estimated fuel consumption for the second quarter of 2014 and 25% of its consumption for the third quarter 2014. The Company’s fuel hedging strategy consists of a combination of collars, swaps and call options for Brent and Jet Fuel.

LATAM Airlines Group S.A. 4Q13

LATAM FLEET PLAN

During the fourth quarter of 2013, LATAM received 4 Airbus A320s and 1 Boeing 787-8 Dreamliner. The Company also returned 1 Airbus A319, 1 Airbus A320, 1 Airbus A340 and 1 Boeing 737 and sold 1 Airbus A318 aircraft.

Consistent with the Company’s fleet restructuring plan, during 2014 we expect to phase out all of our remaining B737s, Q400s, and A340-500s, and will also redeliver one of four remaining A340-300s and seven of our 20 A330s.

After this restructuring the company will no longer have turboprop aircraft operating in Colombia and will reduce the number of operating models in its long haul business to Boeing 767s, Boeing 777s, Boeing 787s and Airbus A350 (due to be received starting fourth quarter 2015).

LATAM’s current estimated fleet plan and associated financial commitments are shown in the table below.

	At year end	2013	2014	2015
Passenger Aircraft
Dash 8-200		7	7	2
Dash 8-Q400		3	0	0
Boeing 737-700		5	0	0
Airbus A319-100		54	51	48
Airbus A320-200		160	159	160
Airbus A321-200		10	20	32
Airbus A330-200		20	13	4
Boeing 767-300		43	38	38
Airbus A340-300/500		6	3	0
Airbus A350-900		0	0	1
Boeing 777-300 ER		10	10	10
Boeing 787-8/-9		5	10	17
TOTAL		323	311	312
Cargo Aircraft
Boeing 777-200F		4	4	4
Boeing 767-300F		12	11	10

TOTAL		16	15	14
TOTAL FLEET		339	326	326

Total Fleet Commitments (US$ millions)		1,953	1,168	1,893

GUIDANCE

LATAM Airlines Group maintains its guidance for capacity expansion and operating margins provided in November 2013. Nevertheless, the Company continues to evaluate the impact that the recent devaluations in Argentina and Venezuela may have on demand and on our results for the year.

LATAM expects total passenger ASK growth to be between -1% and 1% for full year 2014. International passenger ASK growth for full year 2014 is expected to slightly decrease between -2% and 0%. TAM’s domestic passenger ASKs in the Brazilian market are expected to be flat during 2014. ASKs in Spanish-speaking countries are expected to increase by approximately 6% to 8%.

LATAM Airlines Group S.A. 4Q13

Regarding cargo operations, LATAM expects cargo ATKs to decrease between 2% and 0% for full year 2014, driven by the rationalization of our cargo operations.

The Company expects operating margin to be approximately 6% to 8% for full year 2014, excluding non-recurring costs related to fleet restructuring. This assumes an average exchange rate of approximately BRL/USD 2.40 and jet fuel price of US$ 120 per barrel for full year 2014.

*****

About LATAM Airlines Group S.A

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 134 destinations in 22 countries and cargo services to about 143 destinations in 27 countries, with a fleet of 339 aircraft. In total, LATAM Airlines Group S.A. has more than 52.000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.lan.com or www.tam.com.br, respectively. Further information at www.latamairlinesgroup.net

*****

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A. 4Q13

LATAM Airlines Group S.A.

Consolidated Financial Results for the fourth quarter 2013

LATAM Airlines Group S.A. 4Q13

	For the three month period ended December 31
	2013	2012	% Change
REVENUE
Passenger	2,836,446	2,858,827	-0.8%
Cargo	479,696	537,886	-10.8%
Other	81,404	73,792	10.3%

TOTAL OPERATING REVENUE	3,397,546	3,470,505	-2.1%
EXPENSES
Wages and Benefits	-610,434	-641,637	-4.9%
Aircraft Fuel	-1,085,698	-1,250,684	-13.2%
Comissions to Agents	-115,692	-83,372	38.8%
Depreciation and Amortization	-250,172	-276,436	-9.5%
Other Rental and Landing Fees	-338,683	-357,380	-5.2%
Passenger Services	-83,191	-82,698	0.6%
Aircraft Rentals	-125,717	-114,955	9.4%
Aircraft Maintenance	-124,939	-96,777	29.1%
Other Operating Expenses	-428,161	-478,290	-10.5%

TOTAL OPERATING EXPENSES	-3,162,687	-3,382,229	-6.5%
OPERATING INCOME	234,859	88,276	166.1%

Operating Margin	6.9%	2.5%	4.4	pp
Interest Income	21,077	15,862	32.9%
Interest Expense	-122,304	-108,870	12.3%
Other Income (Expense)	-142,623	-54,207	163.1%
INCOME BEFORE TAXES AND MINORITY INTEREST	-8,991	-58,939	-84.7%
Income Taxes	-25,675	553	-4742.9%
INCOME BEFORE MINORITY INTEREST	-34,666	-58,386	-40.6%
Attributable to:
Shareholders	-46,122	-69,780	-33.9%
Minority Interest	11,456	11,394	0.5%
NET INCOME	-46,122	-69,780	-33.9%

Net Margin	-1.4%	-2.0%	0.7	pp
Effective Tax Rate	-125.6%	0.8%

EBITDA	485,031	364,712	33.0%
EBITDA Margin	14.3%	10.5%	3.8	pp.

EBITDAR	610,748	479,667	27.3%
EBITDAR Margin	18.0%	13.8%	4.2	pp.

LATAM Airlines Group S.A. 4Q13

LATAM Airlines Group S.A.

Consolidated Financial Results for the year ended December 31, 2013

	For the year ended December 31
	2013	2012 (pro forma)	% Change
REVENUE
Passenger	11,061,557	11,016,976	0.4%
Cargo	1,862,980	1,939,751	-4.0%
Other	341,565	265,365	28.7%

TOTAL OPERATING REVENUE	13,266,102	13,222,092	0.3%
EXPENSES
Wages and Benefits	-2,492,769	-2,596,320	-4.0%
Aircraft Fuel	-4,414,249	-4,780,289	-7.7%
Comissions to Agents	-408,671	-417,124	-2.0%
Depreciation and Amortization	-1,041,733	-1,087,024	-4.2%
Other Rental and Landing Fees	-1,373,061	-1,377,053	-0.3%
Passenger Services	-331,405	-314,921	5.2%
Aircraft Rentals	-441,077	-422,036	4.5%
Aircraft Maintenance	-477,086	-424,350	12.4%
Other Operating Expenses	-1,642,146	-1,711,600	-4.1%

TOTAL OPERATING EXPENSES	-12,622,197	-13,130,717	-3.9%
OPERATING INCOME	643,905	91,375	604.7%

Operating Margin	4.9%	0.7%	4.2	pp
Interest Income	72,828	117,172	-37.8%
Interest Expense	-462,524	-444,201	4.1%
Other Income (Expense)	-538,097	-328,890	63.6%
INCOME BEFORE TAXES AND MINORITY INTEREST	-283,888	-564,544	-49.7%
Income Taxes	20,069	69,676	-71.2%
INCOME BEFORE MINORITY INTEREST	-263,819	-494,868	-46.7%
Attributable to:
Shareholders	-281,114	-523,131	-46.3%
Minority Interest	17,295	28,263	-38.8%
NET INCOME	-281,114	-523,131	-46.3%

Net Margin	-2.1%	-4.0%	1.8	pp
Effective Tax Rate	6.7%	11.8%	-509.0%

EBITDA	1,685,638	1,178,399	43.0%
EBITDA Margin	12.7%	8.9%	3.8	pp.

EBITDAR	2,126,715	1,600,435	32.9%
EBITDAR Margin	16.0%	12.1%	3.9	pp.

LATAM Airlines Group S.A. 4Q13

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended December 31				For the 12 month period ended December 31
	2013	2012	% Change		2013	2012	% Change
System
ASKs-equivalent (millions)	53,075	55,949	-5.1%		212,237	212,670	-0.2%
RPKs-equivalent (millions)	39,634	40,095	-1.2%		153,485	151,131	1.6%
Overall Load Factor (based on ASK-equivalent)%	74.7%	71.7%	3.0	pp	72.3%	71.1%	1.3	pp
Break-Even Load Factor (based on ASK-equivalent)%	71.7%	71.8%	-0.1	pp	73.6%	67.1%	6.5	pp
Yield based on RPK-equivalent (US Cents)	8.4	8.5	-1.2%		8.4	8.6	-1.8%
Operating Revenues per ASK-equivalent (US Cents)	6.2	6.1	2.9%		6.1	6.1	0.0%
Costs per ASK-equivalent (US Cents)	6.2	6.3	-0.6%		6.2	6.4	-3.7%
Fuel Gallons Consumed (millions)	314	336	-6.7%		1,267	1,295	-2.2%
Average Trip Length (thousands km)	1.6	1.6	0.1%		1.6	1.6	-0.6%
Total Number of Employees	52,727	53,112	-0.7%		52,727	53,112	-0.7%
Passenger
ASKs (millions)	32,826	34,366	-4.5%		131,691	132,186	-0.4%
RPKs (millions)	27,105	27,049	0.2%		106,466	103,886	2.5%
Passengers Transported (thousands)	17,217	17,193	0.1%		66,696	64,677	3.1%
Load Factor (based on ASKs)%	82.6%	78.7%	3.9	pp	80.8%	78.6%	2.3	pp
Yield based on RPKs (US Cents)	10.5	10.6	-1.0%		10.4	10.6	-2.0%
Revenues per ASK (US cents)	8.6	8.3	3.9%		8.4	8.3	0.8%
Cargo
ATKs (millions)	1,924	2,050	-6.2%		7,652	7,646	0.1%
RTKs (millions)	1,190	1,239	-4.0%		4,467	4,488	-0.5%
Tons Transported (thousands)	276	316	-12.9%		1,171	1,154	1.5%
Load Factor (based on ATKs)%	61.9%	60.4%	1.4	pp	58.4%	58.7%	-0.3	pp
Yield based on RTKs (US Cents)	40.3	43.4	-7.1%		41.7	43.2	-3.5%
Revenues per ATK (US Cents)	24.9	26.2	-4.9%		24.3	25.4	-4.0%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095 (including LAN and TAM cargo operations)

LATAM Airlines Group S.A. 4Q13

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of December 31, 2013	As of December 31, 2012
Assets:
Cash, and cash equivalents	1,984,903	650,263
Other financial assets	709,944	636,543
Other non-financial assets	335,617	284,404
Trade and other accounts receivable	1,633,094	1,417,531
Accounts receivable from related entities	628	15,187
Inventories	231,028	176,818
Tax assets	81,890	95,785
Non-current assets and disposal groups held for sale	2,445	47,655
Total current assets	4,979,549	3,324,186
Property and equipment	10,982,786	11,807,076
Goodwill	3,727,605	4,213,160
Intangible assets other than goodwill	2,093,308	2,382,399
Other non-current assets	847,898	590,514
Total non-current assets	17,651,597	19,002,153

Total assets	22,631,146	22,326,339

Liabilities and shareholders’ equity:
Other financial liabilities	2,039,787	2,047,330
Trade and other accounts payables	1,557,736	1,689,990
Tax liabilities	505	14,512
Other non-financial liabilities	2,911,079	2,545,735
Total current liabilities	6,509,107	6,297,567
Other financial liabilities	7,859,985	7,698,857
Accounts payable	922,887	1,085,601
Other provisions	1,122,247	1,306,872
Deferred tax liabilities	767,228	579,339
Employee benefits	45,666	38,095
Other non-financial liabilities	77,567	99,323
Total non-current liabilities	10,795,580	10,808,087

Total liabilities	17,304,687	17,105,654

Share capital	2,389,384	1,501,018
Retained earnings	795,303	1,076,136
Treasury Shares	(178)	(203)
Other reserves	2,054,312	2,535,100
Equity attributable to the parent company’s equity holders	5,238,821	5,112,051
Minority interest	87,638	108,634

Total net equity	5,326,459	5,220,685

Total liabilities and equity	22,631,146	22,326,339

LATAM Airlines Group S.A. 4Q13

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method

	As of December 31, 2013	As of December 31, 2012
Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	13,406,275	10,258,473
Other cash receipts from operating activities	4,638	57,763
Payments for operating activities
Payments to suppliers for goods and services	(9,570,723)	(7,153,865)
Payments to and on behalf of employees	(2,405,315)	(1,938,769)
Other payments for operating activities	(31,215)	(19,325)
Interest Received	11,310	52,986
Income Taxes refunded (paid)	(83,033)	(3,018)
Other cash in flows (out flows)	76,761	(50,433)
Net cash flows from operating activities	1,408,698	1,203,812
Cash flow used in investing activities
Cash flow used for acquisition of subsidiaries	(5,517)	(3,223)
Cash flow used for acquisition of non controlling shares	(497)	—
Other cash receipts from sales of equity or debt	270,485	386,379
Other payments to acquire equity or debt instruments of	(440,801)	—
Amounts raised from sale of property, plant and equipment	225,196	73,429
Purchases of property, plant and equipment	(1,381,786)	(2,389,364)
Purchases of intangible assets	(43,484)	(59,166)
Payment from other long-term assets	22,144	38,035
Dividends received	—	351
Other cash in flows (out flows)	75,448	27,143
Net cash flows used in investing activities	(1,278,812)	(1,926,416)
Cash flow from (used in) financing activities
Amounts raised from issuance of shares	888,949	83,512
Payments to acquire or redeem the shares of the entity	—	(203)
Amounts raised from long-term loans	2,043,518	2,185,663
Amounts raised from short-term loans	1,101,159	152,000
Loans repayment	(1,952,013)	(539,332)
Payments of finance lease liabilities	(423,105)	(292,931)
Dividends paid	(29,694)	(124,827)
Interest paid	(361,006)	(227,607)
Other cash in flows (out flows)	(62,013)	(231,079)
Net cash flows from (used in) financing activities	1,205,795	1,005,196
Net increase (decrease) in cash and cash equivalents before	1,335,681	282,592
Effects of variations in the exchange rate on cash and equival	(1,041)	(6,736)
Net increase (decrease) in cash and cash equivalents	1,334,640	275,856
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	650,263	374,407
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,984,903	650,263

LATAM Airlines Group S.A. 4Q13

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators

	As of December 30,	As of December 31,
	2013	2012
Total Assets	22,631,146	22,326,339

Total Liabilities	17,304,687	17,105,654
Total Equity*	5,326,459	5,220,685

Total Liabilities and Shareholders equity	22,631,146	22,326,339
Net Debt
Current and long term portion of loans from financial instit	7,446,617	6,471,737
Current and long term portion of obligations under capitall	2,326,252	3,087,820
Other liabilities current and long term portion	57,997	199,950
Cash and cash equivalents	-2,561,574	-1,120,335

Total Net Debt	7,269,292	8,639,172

(*)	Note: Includes minority interest

Main Financial Ratios

	As of December 30,	As of December 31,
	2013	2012
Cash and Equivalents as % of LTM revenues	19.3%	8.5%
Adjusted Gross Debt (US$)	12,918,405	12,713,759
Adjusted Gross Debt/EBITDAR (LTM )	6.07	7.94
Adjusted Net Debt (US$)	10,356,831	11,593,424
Adjusted Net Debt/EBITDAR (LTM )	4.87	7.24

Note: Adjusted debt considers aircraft leases x 7

LATAM Airlines Group S.A. 4Q13

LATAM Airlines Group S.A.

Consolidated Fleet

		As of December 31, 2013
	Off-Balance	On-Balance	Total
Passenger Aircraft
Dash 8-200	7	0	7
Dash 8-Q 400	3	0	3
Boeing 737-700	5	0	5
Airbus A319-100	15	39	54
Airbus A320-200	65	95	160
Airbus A321-200	1	9	10
Airbus A330-200	12	8	20
Boeing 767-300	6	37	43
Airbus A340-300/500	4	2	6
Boeing 777-300 ER	2	8	10
Boeing 787-8/-9	2	3	5

TOTAL	122	201	323
Flota Carga
Boeing 777-200F	2	2	4
Boeing 767-300F	4	8	12

TOTAL	6	10	16
TOTAL FLEET	128	211	339

Note 1: As of December 31, 2013, 21 aircraft were grounded as a result of sale or redelivery processes (2 Airbus A319, 9 Airbus A330, 3 Airbus A340, 2 Boeing B737, 2 Boeing B767, 1 Boeing 767F and 2 Dash Q-400).

Note 2: In February 2014 the Company reached an agreement with Aircastle to enter into sale and leaseback transactions involving eight Boeing 777-300ERs operated by TAM, four in LATAM’s balance sheet and four in TAM’s balance sheet.

LATAM Airlines Group S.A. 4Q13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2014	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Chief Executive Officer